UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission file number: 001-38556

ENTERA BIO LTD.
(Exact Name of Registrant as Specified in Its Charter)

Kiryat Hadassah
 Minrav Building – Fifth Floor
Jerusalem, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of the registrant consists of a press release issued by the registrant on January 22, 2019, attached hereto as an exhibit and incorporated by reference herein.

Exhibit

Exhibit 99.1:	Unaudited Condensed Consolidated Interim Financial Information for the Period Ended September 30, 2018.

Exhibit 99.2:	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Period Ended September 30, 2018.

Exhibit 99.3:	Press release dated January 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERA BIO LTD. (Registrant)

By:	/s/ Dr. Phillip Schwartz
Name: Dr. Phillip Schwartz
Title: Chief Executive Officer

Date: January 22, 2019